Trading Symbol TSX: GGC

GENCO PURCHASES 3,000 TONNE PER DAY BALL MILL
IN ANTICIPATION OF EXPANSION

February 12, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. (TSX-GGC) is pleased to announce it has purchased a 3,000 tonne per day ball mill that will be incorporated into Genco’s production expansion initiative at La Guitarra mine complex located in the Temascaltepec Silver/Gold Mining District in Mexico State, Mexico. The purchase price for the mill was US$1.65 million.

Genco’s President Gregory K. Liller states “Since our initiation of a full feasibility study, Kappes Cassiday & Associates have been actively sourcing key equipment and components whose availability or delivery lead time could delay the planned expansion of mining, milling and production at La Guitarra. Current quoted delivery times for a new ball mill are 1 ½ - 3 years or more depending on the vendor. The mill purchase correlates closely with Genco’s objective to fast track production expansion at La Guitarra, and to take advantage of current silver prices. The proactive purchase of this ball mill will keep Genco on track to achieve its objective of significantly increasing production by the end of 2009. We will continue to work proactively to identify, assess and address potential bottle-necks in achieving our goals. Any delay or hesitancy in achieving our production goal, is unacceptable to Genco’s staff, management and directors.”

Genco is a primary silver producer in Mexico, whose core assets are multiple mining sites, including La Guitarra Mine, located in its wholly-owned Temascaltepec Mining District of central Mexico. It has engaged Kappes Cassiday & Associates as the lead consulting firm to complete a feasibility study on a mine and plant expansion at La Guitarra. The feasibility study is being fast tracked and focusing on a combination of conventional milling and heap leach processing with silver and gold recovery from a central facility.

For further information:

Robert M. Blankstein
Investor Relations

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
Website: www.gencoresources.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)